SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934*
(Amendment No. 8)

AMC Entertainment Holdings, Inc.
(Name of Issuer)

AMC Preferred Equity Units, each constituting a depositary share representing a 1/100th interest in a share of Series A Convertible Participating Preferred Stock
(Title of Class of Securities)

00165C203
(CUSIP Number)

Raph A. Posner
Antara Capital LP
55 Hudson Yards
47th Floor, Suite C
New York, NY 10001
Telephone: (646) 762 8593
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 4, 2023
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 00165C203

1	NAMES OF REPORTING PERSONS
Antara Capital Master Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
61,433,094

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
61,433,094

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
61,433,094 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.2% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) All percentages of APEs outstanding contained herein are based on 995,406,413 APEs outstanding as of August 4, 2023, according to the Form 10-Q filed by the Issuer with the SEC on August 8, 2023.

CUSIP No. 00165C203

1	NAMES OF REPORTING PERSONS
Antara Capital Fund GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
61,433,094 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
61,433,094 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
61,433,094 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Includes 61,433,094  APEs owned directly by Antara Capital Master Fund LP.
(2) All percentages of APEs outstanding contained herein are based on 995,406,413 APEs outstanding as of August 4, 2023, according to the Form 10-Q filed by the Issuer with the SEC on August 8, 2023.

CUSIP No. 00165C203

1	NAMES OF REPORTING PERSONS
Antara Capital LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
64,528,300 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
64,528,300 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
64,528,300 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Includes 61,433,094 APEs owned directly by Antara Capital Master Fund LP, 2,294,560 APEs owned directly by Corbin ERISA Opportunity Fund Ltd. and 800,646 APEs owned directly by Corbin Opportunity Fund LP.
(2) All percentages of APEs outstanding contained herein are based on 995,406,413 APEs outstanding as of August 4, 2023, according to the Form 10-Q filed by the Issuer with the SEC on August 8, 2023.

SCHEDULE 13D

CUSIP No. 00165C203

1	NAMES OF REPORTING PERSONS
Antara Capital GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
64,528,300 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
64,528,300 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
64,528,300 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Includes 61,433,094 APEs owned directly by Antara Capital Master Fund LP, 2,294,560 APEs owned directly by Corbin ERISA Opportunity Fund Ltd. and 800,646 APEs owned directly by Corbin Opportunity Fund LP.
(2) All percentages of APEs outstanding contained herein are based on 995,406,413 APEs outstanding as of August 4, 2023, according to the Form 10-Q filed by the Issuer with the SEC on August 8, 2023.

SCHEDULE 13D

CUSIP No. 00165C203

1	NAMES OF REPORTING PERSONS
Himanshu Gulati

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
64,528,300 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
64,528,300 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
64,528,300 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Includes 61,433,094 APEs owned directly by Antara Capital Master Fund LP, 2,294,560 APEs owned directly by Corbin ERISA Opportunity Fund Ltd. and 800,646 APEs owned directly by Corbin Opportunity Fund LP.
(2) All percentages of APEs outstanding contained herein are based on 995,406,413 APEs outstanding as of August 4, 2023, according to the Form 10-Q filed by the Issuer with the SEC on August 8, 2023.

This Amendment No. 8 (“Amendment No. 8”) amends the Schedule 13D filed on January 4, 2023 (the “Original Schedule 13D” and, as amended, the “Schedule 13D”) and relates to AMC Preferred Equity Units (“APEs”), each constituting a depositary share representing a 1/100th interest in a share of Series A Convertible Participating Preferred Stock, of AMC Entertainment Holdings, Inc. (the “Issuer”), having its principal executive offices at One AMC Way 11500 Ash Street, Leawood, KS 66211. The Original Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 8. Capitalized terms used but not otherwise defined shall have the respective meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

“Schedule I sets forth the further transactions that have occurred with respect to APEs beneficially owned in the aggregate by the Reporting Persons (together with those certain transactions set forth on Schedule I of Amendments Nos. 1, 2, 3, 4, 5, 6 and 7 to the Schedule 13D, the “Additional Open Market Shares”).”

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

“All percentages of APEs outstanding contained herein are based on 995,406,413 APEs outstanding as of August 4, 2023, according to the Form 10-Q filed by the Issuer with the SEC on August 8, 2023.

(a) and (b)

In the aggregate, the Reporting Persons beneficially own, as of the date hereof, 64,528,300 APEs, representing 6.5% of the outstanding APEs.

(i) Antara Master Fund has shared voting and dispositive power over 61,433,094 APEs, representing 6.2% of the outstanding APEs;

(ii) Antara Fund GP, by virtue of its status as general partner of Antara Master Fund, has shared voting and dispositive power over 61,433,094 APEs, representing 6.2% of the outstanding APEs;

(iii) Antara Capital, by virtue of its status as investment adviser to Antara Master Fund and by virtue of certain investment management agreements that provide for it to act as sub advisor to Corbin ERISA Opportunity Fund Ltd. (“Corbin ERISA Fund”) and Corbin Opportunity Fund LP (“Corbin Opportunity Fund”), has shared voting and dispositive power over 64,528,300 APEs, representing 6.5% of the outstanding APEs;

(iv) Antara GP, by virtue of its status as general partner of Antara Capital, has shared voting and dispositive power over 64,528,300 APEs, representing 6.5% of the outstanding APEs; and

(v) Mr. Gulati, by virtue of his status as sole member of Antara Fund GP and Antara GP, has shared voting and dispositive power over 64,528,300 APEs, representing 6.5% of the outstanding APEs.

Each of the Reporting Persons expressly disclaims beneficial ownership with respect to any APEs of the Issuer, other than the APEs of the Issuer owned of record by such Reporting Person.

(c)

Schedule I of Amendments Nos. 1, 2, 3, 4, 5, 6, 7 and 8 sets forth all transactions with respect to the Additional Open Market Shares effected by Reporting Persons since the Original Schedule 13D. All such transactions with respect to the Additional Open Market Shares were effected in the open market, and per share prices do not include any commissions paid in connection with such transactions.

(d) Not applicable.

(e) Not applicable.”

[Signatures on following page]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2023	Antara Capital Master Fund LP

By: Antara Capital LP, not in its individual corporate capacity, but solely as Investment Advisor and agent

By: Antara Capital GP LLC, its general partner

	By:	/s/ Himanshu Gulati
	Name:	Himanshu Gulati
	Title:	Managing Member

Dated: August 18, 2023	Antara Capital LP
By: Antara Capital GP LLC, its general partner

	By:	/s/ Himanshu Gulati
	Name:	Himanshu Gulati
	Title:	Managing Member

Dated: August 18, 2023	Antara Capital GP LLC

	By:	/s/ Himanshu Gulati
	Name:	Himanshu Gulati
	Title:	Managing Member

Dated: August 18, 2023	Antara Capital Fund GP LLC

	By:	/s/ Himanshu Gulati
	Name:	Himanshu Gulati
	Title:	Managing Member

Dated: August 18, 2023	/s/ Himanshu Gulati
Himanshu Gulati

SCHEDULE I

Additional Open Market Shares

Antara Capital Master Fund LP

Security	Trans. Type	Trade Date	Quantity	Price
APE	Buy	6/29/2023	100,000	1.77
APE	Sell	6/29/2023	100,000	1.75
APE	Sell	6/29/2023	191,500	1.78
APE	Buy	6/30/2023	184,300	1.74
APE	Buy	6/30/2023	4,700	1.70
APE	Sell	7/7/2023	250,000	1.83
APE	Sell	7/7/2023	1,500,000	1.80
APE	Sell	7/7/2023	250,000	1.83
APE	Buy	7/7/2023	1,000,000	1.80
APE	Buy	7/7/2023	250,000	1.85
APE	Buy	7/7/2023	500,000	1.85
APE	Sell	7/10/2023	575,000	1.84
APE	Sell	7/10/2023	2,425,000	1.84
APE	Buy	7/10/2023	250,000	1.90
APE	Sell	7/11/2023	1,000,000	1.89
APE	Sell	7/11/2023	250,000	1.90
APE	Buy	7/11/2023	141,166	1.85
APE	Buy	7/11/2023	250,000	1.90
APE	Sell	7/11/2023	64,678	1.87
APE	Buy	7/11/2023	923,512	1.90
APE	Sell	7/12/2023	1,500,000	1.93
APE	Sell	7/12/2023	36,500,000	1.96
APE	Buy	7/12/2023	50,000,000	1.97
APE	Buy	7/12/2023	1,500,000	1.94
APE	Sell	7/12/2023	13,500,000	1.96
APE	Buy	7/13/2023	200,000	1.97
APE	Sell	7/13/2023	666,412	1.96
APE	Buy	7/14/2023	200,000	1.91
APE	Sell	7/19/2023	100,000	1.88
APE	Buy	7/19/2023	100,000	1.89
APE	Sell	7/20/2023	100,000	1.84
APE	Buy	7/20/2023	100,000	1.84
APE	Sell	7/21/2023	200,000	1.79
APE	Buy	7/21/2023	200,000	1.80
APE	Sell	7/24/2023	500,000	1.75
APE	Buy	7/24/2023	500,000	1.80

APE	Sell	7/25/2023	1,500,000	1.83
APE	Buy	7/25/2023	250,000	1.77
APE	Sell	7/26/2023	4,000,000	1.78
APE	Buy	7/26/2023	250,000	1.76
APE	Sell	7/27/2023	250,000	1.84
APE	Buy	7/27/2023	250,000	1.86
APE	Sell	7/28/2023	1,100,000	1.81
APE	Buy	7/28/2023	150,000	1.80
APE	Buy	7/31/2023	200,000	1.85
APE	Sell	8/4/2023	1,654,000	1.82
APE	Buy	8/4/2023	150,000	1.79
APE	Sell	8/7/2023	190,800	1.72
APE	Sell	8/7/2023	2,244,900	1.73
APE	Sell	8/7/2023	32,900	1.72
APE	Sell	8/7/2023	387,400	1.73
APE	Sell	8/8/2023	1,623,800	1.80
APE	Sell	8/8/2023	280,200	1.80
APE	Sell	8/11/2023	833,900	1.80
APE	Sell	8/11/2023	406,000	2.30
APE	Sell	8/11/2023	811,900	2.11
APE	Sell	8/11/2023	70,100	2.30
APE	Sell	8/11/2023	140,100	2.11
APE	Sell	8/11/2023	143,900	1.80
APE	Sell	8/14/2023	406,000	2.17
APE	Sell	8/14/2023	406,000	2.29
APE	Sell	8/14/2023	28,400	2.07
APE	Sell	8/14/2023	811,900	2.08
APE	Sell	8/14/2023	70,100	2.29
APE	Sell	8/14/2023	70,100	2.17
APE	Sell	8/14/2023	4,900	2.07
APE	Sell	8/14/2023	840,800	2.05
APE	Sell	8/14/2023	4,871,400	2.05
APE	Sell	8/14/2023	140,100	2.08
APE	Sell	8/15/2023	1,428,100	2.15
APE	Sell	8/16/2023	95,200	2.16
APE	Sell	8/16/2023	2,760,900	2.14
APE	Sell	8/17/2023	2,856,100	2.19

Corbin Opportunity Fund, L.P.

Security	Trans. Type	Trade Date	Quantity	Price
APE	Sell	6/29/2023	2,200	1.78
APE	Buy	6/30/2023	2,600	1.74
APE	Buy	6/30/2023	100	1.70
APE	Sell	8/7/2023	2,868	1.72
APE	Sell	8/7/2023	34,332	1.73
APE	Sell	8/8/2023	24,800	1.80
APE	Sell	8/11/2023	6,100	2.30
APE	Sell	8/11/2023	12,763	1.80
APE	Sell	8/11/2023	12,400	2.11
APE	Sell	8/14/2023	6,100	2.17
APE	Sell	8/14/2023	6,100	2.29
APE	Sell	8/14/2023	454	2.07
APE	Sell	8/14/2023	12,400	2.08
APE	Sell	8/14/2023	74,400	2.05
APE	Sell	8/15/2023	18,600	2.15
APE	Sell	8/16/2023	1,200	2.16
APE	Sell	8/16/2023	36,000	2.14
APE	Sell	8/17/2023	37,200	2.19

Corbin ERISA Opportunity Fund, Ltd

Security	Trans. Type	Trade Date	Quantity	Price
APE	Sell	6/29/2023	6,300	1.78
APE	Buy	6/30/2023	200	1.70
APE	Buy	6/30/2023	8,100	1.74
APE	Sell	8/7/2023	8,400	1.72
APE	Sell	8/7/2023	98,400	1.73
APE	Sell	8/8/2023	71,200	1.80
APE	Sell	8/11/2023	35,600	2.11
APE	Sell	8/11/2023	36,500	1.80
APE	Sell	8/11/2023	17,800	2.30
APE	Sell	8/14/2023	17,800	2.29
APE	Sell	8/14/2023	17,800	2.17
APE	Sell	8/14/2023	1,200	2.07
APE	Sell	8/14/2023	35,600	2.08
APE	Sell	8/14/2023	213,400	2.05
APE	Sell	8/15/2023	53,300	2.15
APE	Sell	8/16/2023	103,100	2.14
APE	Sell	8/16/2023	3,600	2.16
APE	Sell	8/17/2023	106,700	2.19